UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-14616

(Check One): _ Form 10-K x Form 20-F _ Form 11-K _ Form 10-Q _ Form N-CSAR

For Period Ended: __December 2004___
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

_________________________________________________________________________________

PART I - REGISTRANT INFORMATION
Supermercados Unimarc S.A._____________________________________________________ Full Name of Registrant
_______________________________________________________________________________ Former Name if Applicable
Avenida Presidente Eduardo Frei Montalva 1380, Renca______________________________ Address of Principal Executive Office (Street and Number)
Santiago, Chile_________________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III -- NARRATIVE

We inform the SEC that we will not be able to file our 2004 annual report on Form 20-F by June 30, 2005. The Company is currently using its available resources to complete the audit of the consolidated financial statements for the fiscal year ended December 31, 2004.

We request an extension of sixty days to permit our auditors, Rachlin Cohen & Holtz LLP, Miami, Florida, to complete their audit of our consolidated financial statements for 2004. This extension is motivated because our auditor recently has finished the report 20-F for the fiscal year ended December 31, 2002 and 2003, and was not feasible for the management of the Company, to complete its preparation within the prescribed time limit without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
Victor Cantillano Vergara (Name)
011-56 2
(Area Code)
540-6020
(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  No ________________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________Supermercados Unimarc S.A.____________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Francisco Javier Errazuriz Ovalle

Date:   June 29, 2005   By      Francisco Javier Errazuriz Ovalle

                                      Chairman of Board

/s/ Victor Cantillano Vergara

                                                Victor Cantillano Vergara

                                        Director